VIA EDGAR

August 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman and Gabriel Eckstein

Re:	MiX Telematics Limited

Registration Statement on Form F-1, as amended

File No. 333-189799

Registration Statement on Form F-6

File No. 333-190183

Registration Statement on Form 8-A

File No. 001-36027

Dear Mr. Shuman and Mr. Eckstein:

MiX Telematics Limited (the “Company”) hereby requests that its above-referenced Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 4:30 p.m. on August 8, 2013 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Kenneth G. Alberstadt of Akerman Senterfitt at 212-880-3817.

Very truly yours,

MIX TELEMATICS LIMITED

/s/ Stefan Joselowitz
Name:	Stefan Joselowitz
Title:	Director and Chief Executive Officer